ADT Inc.
1501 Yamato Road
Boca Raton, FL 33431

September 12, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Abe Friedman
Division of Corporation Finance
Office of Trade & Services

Theresa Brillant
Division of Corporation Finance
Office of Trade & Services

Re:	ADT Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-38352

Dear Mr. Friedman and Ms. Brillant:
This letter is being submitted in response to the comment letter dated August 31, 2022, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission addressed to Jeffrey Likosar, Chief Financial Officer of ADT Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021.
For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto.

Item 7. Management's Discussion and Analysis
Results of Operations, page 51

1. We note several instances in which two or more factors are cited as a cause of a variance in results of operations between periods, with references to offsetting items in some cases, without quantification. To the extent practicable, please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to Item 303 of Regulation S-K and section 501.04 of the staff’s Codification of Financial Reporting Policies for guidance. Please note this comment also applies to disclosure in your quarterly reports on Form 10-Q.

Company Response:
The Company appreciates the Staff’s comment and respectfully advises that in future filings, beginning with its Quarterly Report on Form 10-Q for the period ended September 30, 2022, the Company will enhance its disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations to quantify, to the extent material, those factors cited as a cause of variance in the Company’s results of operations between periods, along with identified offsetting items, in order to assist investors’ understanding of the magnitude and relative impact of such factors on the Company’s results.
If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact me at 561-226-2901.

Very truly yours,

/s/ Richard S. Mattessich
Richard S. Mattessich
Vice President and Deputy General Counsel, Corporate & Securities

cc: David Smail, EVP and Chief Legal Officer

cc: Ken Porpora, EVP and Chief Financial Officer